Exhibit (a)(5)(D)

Media Contact: Tally Netzer, Director of Corporate Communications, Optibase, Ltd. 011-972-9-9709-202 tallyn@optibase.com

Optibase Commences Additional Offer Period for Scopus Tender Offer

All conditions to the tender offer have been satisfied

Herzliya, Israel, August 24, 2007 – Optibase Ltd. (NASDAQ: OBAS) announced today that all of the conditions have been satisfied for its tender offer to purchase approximately 5% of the outstanding ordinary shares of Scopus Video Networks Ltd. (NASDAQ: SCOP) for $5.75 per share in cash, less any required withholding taxes and without interest. As of 5:00 p.m. New York City time on Thursday, August 23, 2007, based on information provided by the depository of the tender offer, 4,892,264 shares were validly tendered and no shares were represented by notices of objection. On August 22, 2007, the closing sale price of Scopus shares was $5.30 on Nasdaq.

Accordingly, as required by Israeli law and as contemplated in the offer to purchase, as amended, Optibase is providing an additional period of four calendar days, until 5:00 p.m. New York City time on Monday, August 27, 2007, during which Scopus shareholders who, with respect to each share owned by them, did not respond to the offer, or have tendered such share but withdrawn their tender prior to 5:00 p.m. New York City time on August 23, 2007, may tender such shares. Shareholders will have no withdrawal rights during this additional four-calendar day period.

Optibase will purchase shares validly tendered in the offer (and not properly withdrawn) prior to 5:00 p.m. New York City time on August 27, 2007, the final expiration date of the offer, representing approximately 5% of the outstanding ordinary shares of Scopus.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO (as amended) previously filed by Optibase with the Securities and Exchange Commission.

This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Scopus. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents (as amended and supplemented). All shareholders of Scopus should read the tender offer materials, including any related amendments thereto, which were previously filed by Optibase, and the Tender Offer Solicitation/Recommendation Statement (as amended) with respect to the tender offer filed by Scopus, with the Securities and Exchange Commission. Shareholders of Scopus should read the tender offer materials and the Solicitation/Recommendation Statement because they contain important information about the tender offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents are available at no charge on the Securities and Exchange Commission’s website at http://www.sec.gov. The tender offer materials are also available without charge to all shareholders by contacting The Altman Group, the information agent for the tender offer, at U.S. toll free (800) 622-1525 or outside the U.S. (201) 806-7300. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Scopus. Optibase undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Optibase Ltd.: Optibase is an Israeli company founded in 1990, whose shares are listed on the Nasdaq Global Market under the symbol “OBAS.” Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.